EXHIBIT 5.02(1)
SPARTECH CORPORATION
LONG-TERM EQUITY INCENTIVE PROGRAM
     Article 1. Purpose And Scope of Program.
     1.1    The purpose of this Spartech Corporation Long-Term Equity Incentive Program (the “Program”) is to provide a reasoned and consistent framework for the Compensation Committee’s determinations as to the amount and type of Awards which it will grant to Company officers whose compensation is subject to Committee determination or approval (“Participants”) under the Company’s 2004 Equity Compensation LTI Program or its successor (the “LTI Program”).
     1.2    The Program is only a voluntary guideline, is not binding on the Committee or the Company, and shall not be construed to grant to any person any contractual or other rights. Only those rights specified in a duly granted Award shall be binding on the Committee or the Company.
     1.3    This Program does not authorize the grant of any Award; Awards shall be granted only pursuant to the LTI Program, subject to the terms of the LTI Program. This Program is not intended as, and shall not be construed to be, an “equity compensation LTI Program” for purposes of Section 303A.08 of the New York Stock Exchange Listed Company Manual.
     1.4    Nothing contained in this Program shall prohibit the Committee from adopting any other bonus or incentive program or from granting other performance awards or other forms of remuneration to employees (including Participants) under such conditions, and in such form and manner, as the Committee sees fit.
     1.5    The Program shall be in effect beginning on the date it is adopted by the Committee, and it shall continue in effect until it is terminated by the Committee. The Committee may amend or terminate the Program or disregard its terms at any time and from time to time in its sole discretion.
     1.6    Capitalized terms not defined herein have the meanings given to them in the LTI Program.
     Article 2. Types of Awards.
     2.1    From time to time, the Committee will determine and approve in advance, consistent with the terms of the LTI Program, the types of the various Awards to be made available to the Participants, as well as the standard forms for the various types of Awards.
     Article 3. Amounts And Terms of Awards.
     3.1    The Committee will at least annually determine and approve the names of the Participants, and for each Participant a target dollar amount of equity compensation to be awarded to the Participant and the distribution of such target compensation among the various approved types and forms of Awards.
     3.2    The Committee will grant Awards to each Participant pursuant to the LTI Program consistent with the above determinations.

     Article 4. Additional Terms of Performance-Based Awards.
     4.1    For each performance-based Award, the Committee will establish one or more periods over which performance will be measured to determine the payout of the Award (each, a “Performance Period”). Each Performance Period will be established in writing prior to the expiration of any prescribed time period for the pre-establishment of performance goals under Section 162(m) of the Code.
     4.2    For each Performance Period, the Committee will (i) specify those Participants whom the Committee believes will be or may become “covered employees” as defined in Section 162(m)(3)(A) and (3)(B) of the Internal Revenue Code for the applicable Performance Period, (ii) establish one or more objective performance-based goals (“Performance Goals”), and (iii) adopt objective formulas or standards for computing the payout of the performance-based Award based on actual results compared to the Performance Goals. All Performance Goals shall be based upon one or more objective performance criteria, such as (but not necessarily limited to) sales, operating earnings, pretax income, earnings per share, return on equity, working capital or specific elements thereof, return on capital employed, cash flow, market share, stock price, total shareholder return, costs, productivity and economic value added. Performance Goals may be Company-wide or may be specific to a business unit. The Performance Goals may be different, or may be weighted differently, for different Participants.
     4.3 After the close of each Performance Period, the Committee shall certify in writing the achievement of the applicable Performance Goals and the amount of the resulting payout for the related performance-based Awards to the Participants under the applicable formulas or standards.